SUZANO
PETROQUÍMICA

August 23, 2005
Our ref.: 019/05

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of the following documents:

- Corporate Events Calendar;
- Summary of the Minutes of the Board of Directors Meeting held on March 03, 2005, at 3:00 p.m.
- Press Release of March 03, 2005 in the which this company announces its 2004 Results;
- Summary of the Minutes of the Board of Directors Meeting held on March 03, 2005, at 4:30 p.m.;
- Policy to Negotiate Securities isued by this company;
- Call Notice referring to the Annual General Meeting held on April 20, 2005;
- Press Release of April 06, 2005 referring to the development of the Riopol Project and the use of ICMS accumulated credits by Polibrasil;
- Press Release of April 18, 2005 referring to information about the petrochemical sector;
- Press Release of April 20, 2005 referring to the election of the Board of Directors;
- Press Release of April 27, 2005 referring to communication of tax incentive;
- Press Release of April 29, 2005 in the which this company receives dividends from its jointly controlled company;
- Press Release of May 11, 2005 announcing the 1st Quarter 2005 earnings results of this company;

SUZANO
PETROQUÍMICA

- Relevant Notice of June 20, 2005 announcing the acquisition of the capital interest of Basell at Polibrasil Group.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

CORPORATE EVENTS CALENDAR

Company Name	**SUZANO PETROQUÍMICA S.A.**
Central Office Address	**Av. Brigadeiro Faria Lima, 1355 / 9° andar – Pinheiros 01452-919 São Paulo - Brazil**
Internet Site	**www.suzanopetroquimica.com.br**
Investor Relations Officer	**Name: João Nogueira Batista** **E-mail: joaonbatista@suzano.com.br** **Telephone: (55 11) 3037 9500** **Fax: (55 11) 3813 5563**
Investor Relations Manager	**Name: Andrea Rangel de Azeredo** **E-mail: aazeredo@suzano.com.br** **Telephone: (55 21) 3221 5717/5700** **Fax: (55 21) 2526 7430**
Publications (and locality) in which its corporate documents are published	**Gazeta Mercantil and Diário Oficial do Estado de São Paulo**

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2004	
Event	**Date**
Accessible to Shareholders	**03.03.2005**
Publication	**03.08.2005**
Submission to BOVESPA	**03.03.2005**

Standardized Financial Statement (DFP), as of 12/31/2004	
Event	**Date**
Submission to BOVESPA	**03.03.2005**

Annual Financial Statements – IAN, as of 12/31/2004	
Event	**Date**
Submission to BOVESPA	**05.20.2005**

Quarterly Financial Statements – ITR	
Event	**Date**
Submission to BOVESPA **Referring to 1st quarter** **Referring to 2nd quarter** **Referring to 3rd quarter**	 **05.10.2005** **08.09.2005** **11.08.2005**

Ordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	**04.05.2005** **04.06.2005** **04.07.2005**
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	**04.05.2005**
Ordinary Shareholders Meeting	**04.20.2005**
Submission of the main deliberations of the Ordinary Shareholders Meeting to BOVESPA	**04.20.2005**

Public Meetings with Analysts	
Event	**Date**
Public Meeting with Analysts	**03.03.2005**
Conference Calls	
Event	**Date**
2004 Earnings Result Conference Call	**03.04.2005**
Board of Directors Meeting	
Event	**Date**
Board of Directors Meeting – 2004 Earnings Results	**03.03.2005**
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	**03.03.2005**
Submission of the Minutes of Board of Directors Meeting to BOVESPA	**03.11.2005**

FILE N° 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Authorized Capital Company
C.N.P.J./M.F. N° 04.705.090/0001-77
NIRE N° 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MARCH 03, 2005

On March 03, 2005, at 3:00 p.m, in the company's headquarters at Avenida Brigadeiro Faria Lima, 1355 – 9° andar, in the city of São Paulo, was held a Meeting of the Board of Directors of Suzano Petroquímica S.A., attended by the members undersigned, being present the members of the Audit Committee, Mrs. Luis Augusto Marques Paes, Rubens Barletta and José Laydir de La Torre Colino, and also Mr. Armando Guedes Coelho, Superintendent Director, and the directors Sergio Arthur Ferreira Alves, Fabio Eduardo de Pieri Spina, João Pinheiro Nogueira Batista and Luiz Fernando Sanzogo Giorgi. The Chairman of the Board of Directors Boris Tabacof invited Fabio Eduardo de Pieri Spina as secretary. The purpose of the Meeting was to approve the Management Report, Financial Statements and Consolidated Financial Statements of the fiscal year of 2004, accompanied by the Independent Accountant's Opinion, as soon as proposal of destination of net income on the fiscal year 2004.

The meeting approved the "Opinion of Board of Directors" and the proposal of destination of net income referring to fiscal year ended on December 31, 2004, which will be submitted to appreciation to Ordinary General Meeting of 2005, in the following terms: a) R$ 5.543.174,58 to Legal Reserve; b) R$ 28.110.227,10 to payment of dividend, in the net value of R$ 0,124 per common share and per preferred share in circulation, which added the semi-annual dividend deliberated in Board of Officers of August 27, 2004, in the amount of R$ 14.014.642,35, summing R$ 42.124.869,45 to annual dividend; c) R$ 55.336.902,79 to capital stock increase Reserve, and d) R$ 6.148.544,75 to the Special By-Laws Reserve.

SUZANO
PETROQUÍMICA


2004 Results

Suzano Petroquímica Announces its 2004 Results

Suzano Petroquímica reaches record consolidated EBITDA of R$ 240.9 million and a significant growth in Net Income to R$ 109.1 million

São Paulo, March 3, 2005 –Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, one of the joint controlling shareholders of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., announced today its forth quarter (4Q04) and 2004 results.

The Company's operational and financial information, unless otherwise indicated is exhibited based on consolidated figures and in Reais, as per Corporate Legislation. All the comparisons made in this Notice take into account the fourth quarter of last year (4Q03) and the year 2003, unless otherwise specified.

For the purpose of consolidation, the elements composing the financial statements of each jointly controlled subsidiary were grouped in the Company's consolidated financial statements in the proportion to the share held by the Company in the capital stock of the respective jointly controlled companies, through one or more of its intermediary companies (Suzano Química and SPQ), as follows: 50% in Polibrasil Participações S.A (holder of 97.7% of Polipropileno S.A., which holds 100% of Polibrasil Resinas S.A., that is the operating company); 20.12% in Petroflex; 33.33% in Rio Polímeros; and 34.99% in Politeno. In the case of Politeno, the percentage applied differs from the equity interest held in view of Politeno's preferred shares class B, which have a fixed annual dividend of 6% of the equity value of the shares.

Highlights of Consolidated Results

- ✓ Consolidated Net Income in 2004 reached R$ 109.1 million, a 4,373% increase in comparison to the previous year. This increase is mainly due to the results from the jointly controlled companies, which posted impressive net income increases, together with the improved financial result of the controlling company, as the impact of foreign exchange variation was reduced in comparison to last year. In 4Q04, Consolidated Net Income reached R$ 32.7 million, a 118% increase.
- ✓ 2004 Consolidated EBITDA was R$ 240.9 million, up by 68.3% in comparison to 2003, mainly due to the higher margins registered along the year and, to a lesser extent, to higher sales volumes of our jointly controlled companies. In 4Q04, Consolidated EBITDA reached R$ 79 million, a 99.8% increase.
- ✓ The Company joined Bovespa's Level 2 on November 25, 2004.
- ✓ The Company concluded a primary and secondary public offering of shares, registered on December 17, 2004, totaling 5.5 million preferred shares in the primary offering and 25.3 million preferred shares in the secondary offering, at a price of R$ 5.80 per share, totaling R$ 178.64 million.
- ✓ Suzano Petroquímica is starting to profit from past investments, receiving at a more consistent way dividends from its jointly owned companies. According to that, management is proposing a dividend distribution of R$ 42.1 million, representing 40.7% of the adjusted net income posted in 2004, above the mandatory minimum 30%.

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55 21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55 21) 3221 5712
cguedes@suzano.com.br

SUZANO
PETROQUÍMICA


2004 Results

Message from the Management

In 2004, the year of its 30th anniversary, Suzano Petroquímica has set the path for its strategic calling: to be one of the two most profitable privately-owned petrochemical companies in Brazil, both in margins and profiting, based on the production of thermoplastic resins in the Southeast region, and setting itself apart from other companies by owning world-class assets, by having a management compromised in anticipating trends and by establishing partnerships with top companies, in order to create value for all its shareholders and stakeholders.

In view of the recent sector consolidation, anticipating a near future where the industry is controlled by two or three key market players, Suzano Petroquímica took an active role to join this select group of companies. To face the probable changes in ownership structure and acquisitions that will be necessary, the Company has chosen the capital markets as its main ally and it has started its repositioning in the stock exchange.

A key step in this direction was taken in December, when we concluded the primary and secondary public offering of preferred shares, after which outstanding shares reached 27% of the Company's total capital, what increased liquidity and placed Suzano Petroquímica as one of Bovespa's 100 most negotiated shares, therefore joining the IBrX-100 index. After this offering we grew our shareholder base from 790 to more than 6,000 shareholders.

To prove our long term commitment with the capital markets, the Company was listed at Bovespa Level 2, which requires world-class corporate governance standards, besides establishing additional guarantees in its Bylaws than those required by the stock exchange and the Brazilian Corporate Law. The significant liquidity of its shares and the corporate governance best practices adopted by the Company have set Suzano Petroquímica as a differentiated investment alternative in the industry.

After a decade of weak margins, one of the longest recession periods in the history of the industry's business cycles, petrochemical products margins are gaining momentum and presenting a fly-up curve, which is expected to last until early 2007, supported by the recovery of domestic market demand. In this environment, Suzano Petroquímica already presents strong results, reaching record consolidated Ebitda of R$ 241 million in 2004, representing a 15% margin in comparison to the 11.7% margin registered in 2003, despite of a scenario of higher raw material costs. Net income in 2004 was of R$ 109.1 million, 45 times higher than the previous year, due to the non recurring impact of the Real appreciation in the cash of our subsidiary Suzanopar Petroquímica Ltd, in 2003.

Starting this year, the Company will reinforce its competitive advantages in the use of raw material following the launch of Riopol operations, which is expected for the second quarter of 2005. It will be the first Company to use natural gas fraction to produce polyethylene, becoming an innovative step towards substituting the naphtha, the long-established raw material for the Brazilian petrochemical chain, whose supplies are becoming progressively scarce in Brazil and abroad.

Supported by a professional management, the strategic vision of its shareholders, superior corporate governance standards, and a long term commitment with the capital markets, the Company increasingly positions itself as a significant player in the thermoplastic resin segment in the Southeast region. Focused on world-class assets, which are singled out by its ground-breaking models of raw material use, modern technologies and privileged geographical localization, the Company completes three decades of operations in the industry with the beginning of a new cycle in its history. A cycle marked by its leadership goals, which will be the driver of our efforts for the coming years, and inspired by trustful relations and, people and environmental respect principles that have always oriented Suzano's Group actions.

Armando Guedes Coelho
Superintendent Executive Officer
Suzano Petroquímica


2004 Results

Industry and Economic Scenarios

The good performance of the Brazilian economic in 2004, which exceed expectations, mainly reflected the fiscal restraint policy and inflation control. During 2004, national and international petrochemical companies were positively affected by the beginning of the petrochemical expansion cycle, or pre fly-up, resulting in overall price and margin increases, despite of higher raw material costs following higher oil prices. The global supplies of petrochemical products has not kept up with the pace of demand growth, and therefore prices are presenting considerable increases.

In the domestic market, the first months of 2004 were market by a small increase in thermoplastic sales volume following the good performance of Brazilian exports and agribusiness. During the second and third quarters, the Brazilian market has recovered, resulting in higher prices and margins, mainly as a consequence of demand for products used in the automotive, packaging, food and footwear industries. The last quarter of the year was marked by the petrochemical industry seasonality, by the high inventories of converters and the postponement of purchases due to the drop in oil prices, resulting in lower domestic sales, higher exports and price reductions.

Preliminary data from Abiquim - Brazilian Petrochemical Industry Association - indicates that there was a 12% expansion in apparent consumption of thermoplastic resins in 2004, a very positive outlook in comparison to the 3.7% increase recorded between 2002 and 2003. Considering Suzano Petroquímica's different product groups, the estimated growth for 2004 is 12% for polyethylene and EVA, 11% for polypropylene and 18% for synthetic rubbers.

The improved local macroeconomic scenario in 2004 will probably contribute for greater activity levels in 2005, what will positively impact the demand for petrochemical products, especially for thermoplastic resins which present a strong correlation with GDP. Besides this positive domestic scenario, 2005 will also be marked by the beginning of the fly-up, which is the period of improving margins of the petrochemical cycle, following the gap between demand and supply.

We expect this global petrochemical expansion cycle to last longer than previous ones, as we foresee its end for 2007, when new installed capacity should start its operations (mainly in the Middle East). The low level of investments in the industry during the last years contributed for the world supplies to stand way bellow demand (which was driven by the global economic recovery), creating expectations of longer expansion cycles and of sound margins in comparison to the historical data, even after 2007.

Suzano Petroquímica intends to capture, through its jointly controlled companies, the industry momentum, especially in the thermoplastic segment, particularly after the launch of Riopol's operations in the second quarter of this year, and Polibrasil's capacity expansion projects which are already approved.

Operational Perfomance of our Jointly controlled Companies:

Suzano Petroquímica, as a non-performance holding, directly depends on the results of the results of its jointly controlled companies operations. Below, the operational highlights of our jointly controlled companies.

Production (000 ton)	4Q04	4Q03	Δ%	2004	2003	Δ%
Polibrasil	146.2	133.6	9.5	578.1	484.3	19.4
Politeno	87.9	85.3	3.1	327.5	327.9	(0.1)
Petroflex	95.1	91.7	3.7	362.0	340.4	6.3
Rio Polímeros	NA	NA	-	NA	NA	-

SUZANO
PETROQUÍMICA


2004 Results

Sales (000 ton)	4Q04	4Q03	Δ%	2004	2003	Δ%
Polibrasil	154.8	140.3	10.3	568.8	473.1	20.2
Domestic Market	122.8	122.2	0.5	475.2	413.3	15.0
Exports Market	32.0	18.1	76.8	93.6	59.8	56.4
Politeno	86.6	91.8	(5.6)	336.0	338.7	(0.8)
Domestic Market	68.6	80.8	(15.1)	291.0	294.1	(1.1)
Exports Market	18.0	11.0	63.8	45.0	44.6	(0.9)
Petroflex	95.6	89.5	6.8	363.5	342.5	6.1
Domestic Market	68.7	58.9	16.6	258.0	224.5	15.0
Exports Market	26.9	30.6	(12.1)	105.5	118.0	(10.6)
Rio Polímeros (MI)	10.4	9.0	16.3	45.5	19.1	137.8

Polibrasil

- ✓ In 2004, Polibrasil posted a sales volume of 568.8 thousand tons, a 20.2% increase in relation to the previous year, while production climbed 19.4%. This increase in production and in sales volume is mainly a result of our new Mauá plant, as 2004 was its first full year of operations.
- ✓ In the same period, average utilization level of installed capacity reached 89% versus 79% in 2003, due to the learning curve at the new plant, which started its operations in March 2003.
- ✓ In 4Q04, sales volumes grew by 10.3%, in comparison to the same period of 2003, influenced by greater compounds sales growth and the increase in auto-makers production, while the company operated at a 90% of its capacity in this period.
- ✓ Exports represented 16.5% of total sales in 2004, versus 12.7% in 2003. In the fourth quarter of 2004, the exports represented an even higher share of sales, reaching 20.7% versus the 12.9% recorded in 2003. The greater exports in the year is due to higher production volumes, and the trend toward exports was deepened in the fourth quarter due to seasonal effects, and the reduction of inventories conducted by domestic converters in anticipation of the expected price reduction following the drop in oil prices. Also, in this period international prices were favorable to exports.
- ✓ Polibrasil's gross margin was 21.5% in 2004, and 25.3% in 4Q04, posting a 5.2 p.p. and 9.2 p.p. increases, respectively, in comparison to the same periods of 2003.
- ✓ In the year, Polibrasil's EBITDA margin was 17.1%, a 3.6 p.p. increase in relation to 2003. In 4Q04, it was 19.4%, representing a 3.2 p.p. increase.

Rio Polímeros (Riopol)

- ✓ In 2004, Riopol posted a pre-marketing sales volume of 45.5 thousand tons, 137.8% above 2003. In the fourth quarter, sales volume reached 10.4 thousand tons, with products being sold to more than 225 clients during these two years. The pre-marketing program aims to develop client relation and prepare the company for its operational period, through personnel capacitating (sales, technical assistance, distribution, accounts receivable, credit analysis, among others).
- ✓ The company's net income reached R$ 1.3 million in 2004, compared to a net loss of R$ 1.1 million in 2003.
- ✓ On December 30, 2004, the Rio Polímeros project had 92% of its construction concluded. The conclusion and the launch of production on a test basis are scheduled for the 2nd quarter of 2005.


2004 Results

Politeno

- ✓ In 2004, Politeno presented a sales volume of 290.9 thousand tons, a reduction smaller than 1% in comparison to the 2003 sales volume of 294.1 thousand tons. In 4Q04, sales volume was 5.6% lower than the same period of 2003, due to a decrease in domestic sales as clients consumed inventories while waiting for a possible drop in resins prices flowing the reduction in oil prices.
- ✓ 2004 production was of 327.5 thousand tons, in line with the previous year, as productivity increases were offset by a maintenance stop in the beginning of the year (January and February).
- ✓ Average utilization level of installed capacity reached approximately 91% in 2004, and 97% in 4Q04.
- ✓ Exports represented around 13% of total sales in 2004, fairly stable in relation to 2003. In the fourth quarter of 2004, exports represented an even higher share of sales, reaching 20% versus 12% in the same period of 2003. One of the company's highlights is its ability to place more than 85% of its sales in the domestic market, due to its domestic client loyalty policy.
- ✓ Politeno's gross margin in 2004 was 22.6%, 2.1 p.p. higher than the previous year's, mainly due to improved pricing during the year. In the fourth quarter of 2004, gross margin reached 27.8%, posting a significant 7 p.p. increase in comparison to the same period of 2003.
- ✓ Politeno's EBITDA margin went up by 1.4 p.p., from 13.8% in 2003 to 15.2% in 2004. In the last quarter of 2004, EBITDA margin was 14. 8%, a 2.1 p.p increase in comparison to the same period of 2003.

Petroflex

- ✓ In 2004, Petroflex posted sales volume of 363.5 thousand tons, 6.1% above 2003, while production increased 6.3%, reaching 362.0 thousand tons, and a 94% average utilization level of capacity, 1 p.p. above the previous year. In 4Q04, sales volume reached 95.6 thousand tons, representing a 6.8% increase over 4Q03. In this period, average utilization level of installed capacity was 93%.
- ✓ Exports represented 29% of total sales in 2004, versus 34.5% in 2003. In the fourth quarter of 2004 exports accounted for 28.1% of sales, versus 34.2% in 2003. The decrease in exports volume in the year reflected the shift of sales to the domestic market, which posted a 15% sales increase due to the good performance of export-related sectors, such as pneumatics.
- ✓ Gross margin was 20.1% in 2004, 6.9 p.p. above 2003, while in 4Q04 gross margin was 21.8%, 9.6 p.p. lower than 4Q03.
- ✓ EBITDA margin in 2004 was 13.9%, a 4.1 p.p. increase in relation to the previous year. In 4Q04, EBITDA margin reached 14.8%, up 6.8 p.p.

Net Revenues

In 2004, consolidated net revenues reached R$ 1,610.1 million, 31.6% higher than the one recorded in 2003. This increase was mainly a result of the increase in thermoplastic resin and elastomer prices during 2004, associated with higher sales volume of Polibrasil and Petroflex.

In 4Q04, net revenues reached R$ 450.8 million, a 33.7% increase compared to the same period of 2003. Such increase is a result of the price increases, together with greater sales volumes of Polibrasil and Petroflex, despite the small price reduction at the end of the quarter, due to inventory reduction carried out by converters, in hope for a stronger price reduction after the oil price decrease.

SUZANO PETROQUÍMICA


2004 Results

Net Revenues	Total			Suzano Petroquímica's Participation	
R$ million	4Q04	4Q03	Chg %	4Q04	4Q03
Polibrasil [(1)]	533.4	360.4	48.0	266.7	180.2
Rio Polímeros [(2)]	40.3	51.8	-	13.4	17.3
Petroflex	384.4	275.2	37.9	77.3	55.4
Politeno	266.8	240.9	10.7	93.3	84.3
Total	-	-	-	**450.8**	**337.1**

Net Revenues	Total			Suzano Petroquímica's Participation	
R$ million	2004	2003	Chg %	2004	2003
Polibrasil [(1)]	1,812.4	1,312.1	38.1	906.2	656.1
Rio Polímeros	148.6	51.8	186.9	49.5	17.3
Petroflex	1,306.0	1,091.8	19.6	262.7	219.7
Politeno	1,119.4	943.9	18.6	391.6	330.2
Total	-	-	-	**1,610.1**	**1,223.2**

(1) Polibrasil Participações S.A.

(2) The fourth quarter 2004 results, which reflects pre-marketing activities since March 2003, and 3Q03 results are not comparable.

- **Polibrasil:** In 2004, Polibrasil's net revenues reached R$ 1,812.4 million, a 38.1% increase in relation to 2003. This increase resulted mainly from higher average prices and from a 20% increase in volumes sold.

  In 4Q04, net revenues reached R$ 533.1 million, a 48% increase in relation to the same period of 2003. Likewise, this increase was a result of a 10% increase in sales volume and average prices.

- **Rio Polímeros:** In 2004, Rio Polímeros' net revenues reached R$ 148.6 million, a 186.9% increase in relation to the previous year, due to higher volumes sold by the pre-marketing operation. In 4Q04, Rio Polimeros' net revenue reached R$ 40.3 million.

- **Politeno:** In 2004, Politeno's net revenue reached R$ 1,119.4 million, an 18.6% increase in relation to the previous year. This increase was a result of a significant sales price increase, despite a small drop in sales volume.

  In the last quarter of 2004, Politeno's net revenues reached R$ 266.8 million, a 10.7% increase in relation to same year-ago period. This increase was, mainly, a result of higher prices, despite the drop in sales volume of 5%, and the increase of exports participation in sales.

- **Petroflex:** In 2004, Petroflex's net revenues totaled R$ 1,306.0 million, a 19.6% increase in relation to the previous year. This increase was a result of a realignment of sales prices, product mix improvement, with increased participation of higher value-added products, and a 6.1% increase in volumes sold.

SUZANO PETROQUÍMICA


2004 Results

In 4Q04, Petroflex's net revenues reached R$ 384.4 million, a 39.7% increase in relation to same year-ago period. This upsurge was a result of a 6.7% increase in sales volume allied to an increase in elastomers prices.

Cost of Goods Sold

In 2004, consolidated cost of goods sold increased by 24.5%, compared to 2003, reaching R$ 1,268.6 million. This increase is mainly due to higher raw material costs and, to a lesser extent, greater sales volume. 4Q04 consolidated cost of goods sold was 19.8% higher in relation to same period of last year, due to the factors described above.

Cost of goods sold	Total			Suzano Petroquimica's Participation	
R$ million	4Q04	4Q03	Chg %	4Q04	4Q03
Polibrasil [1]	398.6	302.3	31.8	199.3	151.2
Rio Polímeros [2]	36.9	51.1	-	12.3	17.0
Petroflex	300.8	241.5	24.5	60.5	48.6
Politeno	192.6	190.7	1.0	67.4	66.7
Total	-	-	-	**339.5**	**283.5**

Cost of goods sold	Total			Suzano Petroquimica's Participation	
R$ million	2004	2003	Chg %	2004	2003
Polibrasil [1]	1,422.4	1,098.1	29.5	711.2	549.1
Rio Polímeros	133.4	51.1	161.2	44.5	51.1
Petroflex	1,043.7	947.6	10.1	210.0	190.6
Politeno	866.1	750.0	15.1	303.0	262.4
Total	-	-	-	**1,268.6**	**1,019.1**

(1) Polibrasil Participações S.A.

(2) The fourth quarter 2004 results, which reflect pre-marketing activities since March 2003, and 3Q03 results are not comparable.

- **Polibrasil:** In 2004, Polibrasil's cost of goods sold reached R$ 1,422.4 million, a 29.5% increase in relation to 2003. This result is mainly explained by a considerable increase in propylene costs and, to a lesser extent, by an increase in electric power costs, in depreciation and amortization, and by the 20.2% increase in sales volume.

  In 4Q04, sales cost reached R$ 398.6 million, a 31.8% increase in relation to same year-ago period. This upsurge was mainly a result of a significant higher cost of raw materials, resulting from an upsurge of propylene price.

- **Rio Polímeros:** In 2004, Rio Polímeros' cost of goods sold reached R$ 133.4 million, of which R$ 36.9 million were registered in the fourth quarter. In 2004, costs were 161.2% higher than in 2003 due to higher volume purchased for the pre-marketing operation.


2004 Results

- **Politeno:** In 2004, Politeno's cost of goods sold reached R$ 1,119.4 million, a 15.5% increase in relation to the previous year. This increase results from higher raw material (ethylene) costs, following the increase in international oil and petrochemical naphtha prices observed in 2004.

  In 4Q04, sales cost reached R$ 192.6 million, an increase of only 1% in relation to same period of the previous year, even with the ethylene price increase, mainly due to PIS (Social Integration Program) and COFINS (tax for social security financing) credits on raw materials.

- **Petroflex:** In 2004, cost of goods sold reached R$ 1,043.7 million, a 10.1% increase in relation to 2003. This increase was a result of higher raw material prices, notably butadiene, styrene and acrylonitrile, and higher sales volume.

  In 4Q04, cost of goods sold reached R$ 300.8 million, a 24.5% increase in relation to same year-ago period, and an 11.8% increase in relation to the previous quarter. The increase in both periods was mainly due to increases in raw materials prices, markedly butadiene and styrene prices, and greater sales volumes.

Gross Income

In 2004, the Company's gross income was of R$ 341.5 million, a 67.3% increase in relation to 2003, resulting in better gross margins, which went from 16.7% in 2003 to 21.2% in 2004, a 4.5 p.p increase in the year. In the last quarter of 2004, our gross income reached R$ 111.3 million, a 107.6% increase. Gross margin in 4Q04 was 24.7%, an 8.8 p.p increase in relation to same year-ago period. This surge is mainly due to an improved gross income of our jointly controlled companies.

Gross Margin %	4Q04	4Q03	Chg. (p.p)	2004	2003	Chg. (p.p)
Polibrasil [(1)]	25.3	16.1	9.2	21.5	16.3	5.2
Rio Polímeros [(2)]	8.5	1.4	-	10.3	1.4	8.9
Petroflex	21.8	12.2	9.6	20.1	13.2	6.9
Politeno	27.8	20.8	7.0	22.6	20.5	2.1

(1) Polibrasil Participações S.A.

(2) The fourth quarter 2004 results, which reflects pre-marketing activities since March 2003, and 3Q03 results are not comparable.

- **Polibrasil:** In 2004, Polibrasil's gross margin was 21.5%, a 5.2 p.p. increase in relation to 2003. This increase was even higher in the fourth quarter, when gross margin reached 25.3%, 9.2 p.p. above the same period of the previous year. This result reflects several price increases along the year and higher sales volume.

- **Rio Polímeros:** Rio Polímeros' gross margin related to products resale (pre-marketing) reached 10.3% in 2004, and 8.5% in 4Q04.

- **Politeno:** Politeno's gross margin was of 22.6% in 2004, a 2.1 p.p increase in relation to 2003, as a result of price increases that more the offset higher raw material prices. 4Q04 gross margin grew even more, reaching 27.8%, a 7.0 p.p. increase in relation to the same period of 2003.


2004 Results

- **Petroflex:** Petroflex ended 2004 with a 20.1% gross margin, 6.9 p.p. higher than that recorded in 2003, reflecting an improved product mix and price readjustment policy, which more than offset raw material price increase. In 4Q04, gross margin maintained its upwards trend, reaching 21.8%, 9.6 p.p. higher than 4T03.

Selling, General and Administrative Expenses (SG&A)

In 2004, selling, general and administrative expenses totaled R$ 152.6 million, a 32.8% increase in relation to 2003. In 4Q04, SG&A expenses were 32% higher than in the same period of 2003, reaching R$ 40.5 million. Such increases can be explained as follows:

- **Company:** In 2004, the (Parent) Company's selling, general and administrative expenses reached R$ 17.6 million, a 118.5% increase in relation to 2003, due mainly to adjustments in the Company's management model and expenses related to consulting services and studies. In 4Q04, SG&A expenses reached R$ 6.2 million, a 120.9% surge, reflecting the Company's efforts to repositioning itself in the capital markets, including the expenses related to the primary public offering of shares. The trend for 2005 is to maintain expenses in the same level of 2004, due to Suzano Petroquimica's new management structure.

- **Polibrasil:** Polibrasil's selling, general and administrative expenses reached R$ 147.0 million in 2004, a 34.4% increase in relation to 2003, mainly due to third party expenses, provision for delinquency and freight expenses, the latter one mainly related to exports. In 4Q04, SG&A expenses amounted to R$ 29.5 million, a 14.9% increase in relation to same year ago period, due to increased third-party expenses and export freight expenses. Our share in Polibrasil's SG&A expenses reached R$ 73.4 million in 2004 and R$ 14.6 million in 4Q04, in comparison to R$ 54.7 million and R$ 12.1 million posted, respectively, in the same period of 2003.

- **Rio Polímeros:** In 2004, Rio Polimeros' selling, general and administrative expenses reached R$ 13.3 million, a 412.8% increase in comparison to 2003. In 4Q04, SG&A expenses reached R$ 5.7 million. The increase in expenses observed in the indicated periods reflects more intensive pre-marketing activities.

- **Politeno:** In 2004, Politeno's selling, general and administrative expenses reached R$ 95.5 million, an 11.2% increase in relation to 2003, mainly due to payroll adjustments following the collective labor agreement, and third-party contracts. In the last quarter of 2004, SG&A expenses reached R$ 29.6 million, 17.5% higher than that recorded in the same period of 2003. Our share in Politeno's selling, general and administrative expenses totaled R$ 33.1 million in 2004 and R$ 10.3 million in 4Q04, in comparison to R$ 29.7 million and R$ 8.8 million posted, respectively, in the same period of 2003.

- **Petroflex:** In 2004, Petroflex's selling, general and administrative expenses reached R$ 102.9 million, a 26.7% increase in relation to 2003, due to, mainly, the increase in freight expenses and to the shortage of ships and containers. In 4Q04, selling, general and administrative expenses reached R$ 31.6 million, a 39.6% increase in relation to same-year ago period, influenced also, besides the already mentioned reasons, the


2004 Results

increase in sales volume. Our share in Petroflex's selling, general and administrative expenses totaled R$ 20.7 million in 2004 and R$ 6.4 million in 4Q04, in comparison to R$ 16.4 million and R$ 4.6 million posted, respectively, in the same periods of 2003. SG&A expenses contemplate profit sharing amounts.

EBITDA

In 2004, the Company's EBITDA reached R$ 240.9 million, a 68.3% increase in relation to 2003 EBITDA. In the fourth quarter, EBITDA reached R$ 79.0 million, a 99.8% increase in relation to same year-ago period. 2004 EBITDA margin was of 15.0%, representing a 3.3 p.p. increase. In 4Q04, EBITDA margin was of 17.5%, representing a 5.8 p.p. increase in relation to same period of 2003. This increase is mainly explained by the higher EBITDA of our jointly controlled companies.


EBITDA CONSOLIDADO
(R$ milhões)
54,8
143,1
240,9
2002
2003
2004

EBITDA	Total			Suzano Petroquímica's Share	
R$ million	4Q04	4Q03	Chg. %	4Q04	4Q03
Polibrasil [1]	103.3	58.3	77.2	51.7	29.2
Rio Polímeros [2]	(2.3)	(1.8)	-	(0.7)	(0.6)
Petroflex	56.8	21.9	158.7	11.4	4.4
Politeno	39.6	30.5	29.7	13.9	10.7

EBITDA	Total			Suzano Petroquímica's Share	
R$ million	2004	2003	Chg. %	2004	2003
Polibrasil [1]	332.2	177.0	75.1	155.1	88.5
Rio Polímeros	1.9	(1.8)	-	0.6	(0.6)
Petroflex	181.9	107.4	69.5	36.6	21.6
Politeno	170.1	130.5	30.3	59.5	45.7

(1) Polipropileno S.A.

(2) The fourth quarter 2004 results, which reflects pre-marketing activities since March 2003, and 3Q03 results are not comparable.

- **Polibrasil:** In 2004, Polibrasil's EBITDA margin was 17.1%, a 3.6 p.p. increase in relation to 2003 EBITDA margin. In 4Q04 EBITDA margin was 19.4%, 3.2 p.p above the same year-ago period. The increase of Polibrasil's margins is a result of greater spread between resins sale prices and raw material costs, as well as higher sales volumes.

- **Politeno:** Politeno's EBITDA margin was 15.2% in 2004, representing a 1.4 p.p. increase in relation to 2003. In the last quarter of 2004, the margin was 14.8%, a 2 p.p. increase in relation to same year-ago period, also due to spread recovery between polyethylene sales prices and ethylene costs.

- **Petroflex:** In 2004, Petroflex's EBITDA margin reached 13.9%, a 4.1 p.p. increase in relation to the previous year. In the fourth quarter, the margin reached 14.8%, being 6.8 p.p. above the same year-ago period. This EBITDA margin increase reflects the successful

SUZANO PETROQUÍMICA


2004 Results

strategy to improve Petroflex's sales mix, increasing its share of higher value-added products and also reflects the price realignment performed by the company, more than offseting the higher freight expenses and non-recurring expenses related to legal counseling services.

Net Financial Result

In 2004, our consolidated net financial result was negative R$ 27.8 million, compared to a net expenses of R$ 69.6 million in 2003, due to the impact of Real appreciation in the cash of our subsidiary Suzanopar Petroquímica Ltd., which is invested abroad, therefore reducing the impact of the Real appreciation in the period.

In the fourth quarter of 2004, our net financial result was negative R$ 14.6 million, compared to a negative R$ 11.5 million in the same year-ago period, following the negative impact of the Real appreciation on Suzanopar, and also to a negative financial result from Polibrasil, due to the greater discounts on the settling on receivables.

Income Tax and Social Contribution

Consolidated income tax and social contribution totaled R$ 46.5 million in 2004, compared to income tax and social contribution of R$ 18.3 million in 2003. This rise is mainly related to increased taxable net income in the period.

The income tax and social contribution totaled R$ 17.4 million in 4Q04, compared to a credit of R$ 9.2 million in the same period of 2003 and to R$ 16.3 million in the previous quarter. In 2003, the difference recorded in the ratio between the income tax and social contribution amount and the taxable net income is explained by the Real appreciation against the U.S. dollar, which generated an exchange loss in Suzanopar's investments abroad, what was classified as equity income in the parent company and as financial expense in the consolidated results.

Net Income/Loss

Net income reached R$ 109.1 million in the year, increasing by 4,373.2%, once again due to the non-recurring effect of the Real appreciation on the cash of our subsidiary Suzanopar Petroquímica Ltd, in 2003. In 4Q04, our net income reached R$ 32.3 million, in comparison to the R$ 15.0 million net income recorded in the same period of 2003, and R$ 31.4 million net income from the previous quarter.

Cash and Debt

Consolidated net debt, as of December 30, 2004, decreased 9.2% to R$ 578.6 million in relation to the R$ 637.0 million recorded as of September 30, 2004, mainly due a reduction in net debt of 6% at Polibrasil and 18% at Petroflex. On the other hand, 2004 debt was 8.8% higher in relation to the R$ 531.8 million net debt recorded at the end of 2003, net debt increased 14.7% due to higher debt in the Rio Polímeros subsidiary, following the advance of the project execution, to an increase in Polibrasil's net debt, a negative effect from the accumulation in cash of ICMS (Value-Added Tax) credits, and, also, to reduction of the cash held by Suzanopar Petroquímica Ltd., after it increased Riopol's capital in the quarter. Suzanopar is a company indirectly controlled by Suzano Petroquímica and it has cash investments in US dollars abroad which are mostly reserved to future capital increases in Rio Polímeros. During 2004, Suzano Petroquímica had contributed with R$ 59.8 million to Riopol, being the remaining amount of approximately R$ 71 million to be used until July 2005.


2004 Results

The consolidated net debt/EBITDA ratio as of December 2004 was 2.4x, compared to the 3.2x ratio recorded in September 2004. We remind you that the Company's debt ratios are distorted as it consolidates Riopol's debt without the counterpart of the cash generation from its operations.

Recent Events

- ✓ It was approved at the Board of Directors' Meeting held on March 3, the dividend and interest on own capital payment proposal, on the amount of R$ 28.1 million, as a complement to the R$ 14.0 million paid in advance, consolidating the new dividend distribution policy of a minimum 30% of net income .
- ✓ Implementation of an insider share trading policy for Suzano Petroquímica, in compliance with the best practices of corporate governance and transparency.

Apimec Meeting and Conference Call

We will host **today**, at 4:30 (US EST), at the Centro Brasileiro Britânico, located at Rua Ferreira de Araújo, 741, Pinheiros, São Paulo – Brazil, our Apimec Meeting to present 2004 Earnings Results and the Company's outlook for 2005. Mr. Armando Guedes, Superintendent Executive Officer, Mr. João Nogueira, CFO and Investor Relations Officer, and Mr. Sérgio Alves, Executive Officer will attend the meeting. The presentation will be broadcasted live via Internet at www.suzanopetroquimica.com.br.

Tomorrow, March 4, we will host a Conference Call (in English), at 10 am (US EST), for additional clarification. The slide presentation will be available at the conference call webcast, available at the Company's website www.suzanopetroquimica.com.br.

To access the Conference Call please dial +1 (937) 935-2100, ID Code 5754263.

SUZANO
PETROQUÍMICA


2004 Results

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	30-Dec-2004	30-Sep-2004	31-Dec-2003
Cash and cash equivalents	29,197	1,853	6,153
Other current assets	5,048	4,294	13,527
Long-term assets	7,304	160	26,725
Other permanent assets	958,122	927,999	836,618
Property, plant and equipment	787	791	637
Total Assets	**1,000,458**	**935,097**	**883,660**
Short-term loans	6,490	6,259	6,505
Other short-term liabilities	31,537	2,443	8,117
Long-term loans	6,220	6,193	12,215
Other long-term liabilities	549	472	-
Future Periods Results	-	-	-
Minority interest	-	-	-
Shareholders' equity	955,662	919,730	856,823
Total liabilities	**1,000,458**	**935,097**	**883,660**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	30-Dec-2004	30-Sep-2004	31-Dec-2003
Cash and cash equivalents	169,497	169,180	224,087
Other current assets	350,041	397,856	333,325
Long-term assets	132,158	89,374	62,768
Other permanent assets	167,261	152,400	142,169
Property, plant and equipment	1,186,603	1,182,192	1,109,181
Total Assets	**2,005,560**	**1,991,002**	**1,871,530**
Short-term loans	128,493	131,766	125,116
Other short-term liabilities	147,673	163,288	137,955
Long-term loans	597,705	651,268	603,361
Other long-term liabilities	134,799	82,789	106,538
Future Periods Results	33,034	32,740	32,739
Minority interest	8,194	9,421	8,998
Shareholders' equity	955,662	919,730	856,823
Total Liabilities	**2,005,560**	**1,991,002**	**1,871,530**


2004 Results

Suzano Petroquímica - Parent Company
Income Statement
R$ 000

	4Q04	4Q03	Chg. %	2004	2003	Chg. %
Gross Revenues	-	-		-	-	
Gross Revenues Deductions	-	-		-	-	
Net Revenues						
Cost of Goods Sold	-	-		-	-	
Gross Income	-	-		-	-	
Sales Expenses	-	-		-	-	
General and Administrative Expenses	(6,226)	(2,818)	121%	(17,615)	(8,060)	119%
Other Net Operating Revenue (Expenses)	-	-		-	-	
Activity Result	**(6,226)**	**(2,818)**	**121%**	**(17,615)**	**(8,060)**	**119%**
Activity Margin	*n.m.*	*n.m.*		*n.m.*	*n.m.*	
Net Financial Revenues (Expenses)	(974)	(204)	377%	(1,374)	(453)	203%
Financial Revenues	230	250	-8%	980	2,008	-51%
Financial Expenses	(1,204)	(454)	165%	(2,354)	(2,461)	-4%
Equity Results	39,290	12,985	203%	127,947	11,538	1009%
Goodwill amortization	(167)	(167)		(668)	(668)	
Net non-Operating Revenues (Expenses)	-	-		8	-	
Income Before Income Tax and Social Contribution	**31,923**	**9,796**	**226%**	**108,298**	**2,357**	**4495%**
Income Tax and Social Contribution	219	-		766	-	
Monirity Interest	-	-		-	-	
Net Income/Loss for the Year	**32,142**	**9,796**	**228%**	**109,064**	**2,357**	**4527%**
# of shares	226,695,380	221,195,380		226,695,380	221,195,380	
Income (Loss) per share	0.14	0.04		0.48	0.01	


2004 Results

Suzano Petroquímica - Consolidated Income Statement

R$ 000

	4Q04	4Q03	Chg. %	2004	2003	Chg. %
Gross Revenues	607,730	413,190	47%	2,074,611	1,493,736	39%
Gross Revenues Deductions	(156,915)	(76,055)	106%	(464,494)	(270,529)	72%
Net Revenues	450,815	337,135	34%	1,610,117	1,223,207	32%
Cost of Goods Sold	(339,495)	(283,501)	20%	(1,268,629)	(1,019,113)	24%
Gross Income	**111,320**	**53,634**	**108%**	**341,488**	**204,094**	**67%**
Gross Margin	*24.7%*	*15.9%*		*21.2%*	*16.7%*	
Selling Expenses	(29,860)	(20,949)	43%	(98,204)	(74,583)	32%
General and Administrative Expenses	(10,610)	(9,722)	9%	(54,387)	(40,311)	35%
Other Net Operating Revenue (Expenses)	(5,587)	(673)	730%	(2,018)	8,484	-124%
Activity Result	65,263	22,290	193%	186,879	97,684	91%
Net Financial Revenues (Expenses)	(14,574)	(11,521)	26%	(27,825)	(69,599)	-60%
Financial Revenues	(6,891)	1,312	-625%	16,181	12,404	30%
Financial Expenses	(7,683)	(12,833)	-40%	(44,006)	(82,003)	-46%
Equity Results	-	(197)		-	(298)	
Goodwill amortization	(628)	(628)	0%	(2,513)	(2,513)	0%
Net non-Operating Revenues (Expenses)	75	(4,113)	-102%	256	(3,968)	-106%
Income Before Income Tax and Social Contribution	**50,136**	**5,831**	**760%**	**156,797**	**21,604**	**626%**
Income Tax and Social Contribution	(17,393)	9,251	-288%	(46,530)	(18,261)	155%
Monirity Interest	(404)	(65)	522%	(1,203)	(607)	98%
Net Income/Loss for the Year	32,339	15,017	115%	109,064	2,736	3886%
EBITDA	78,995	39,526	99.9%	240,881	143,152	68%
EBITDA Margin	*17.5%*	*11.7%*		*15.0%*	*11.7%*	

FILE N° 82-34667

SUZANO PETROQUÍMICA S.A.
Publicly Held Authorized Capital Company
C.N.P.J./M.F. N° 04.705.090/0001-77
NIRE N° 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MARCH 03, 2005, AT 4:30 P.M.

On March 03, 2005, at 4:30 p.m, in the company's headquarters at Avenida Brigadeiro Faria Lima, 1355 – 9° andar, in the city of São Paulo, was held a Meeting of the Board of Directors of Suzano Petroquímica S.A., attended by the members undersigned. The Chairman of the Board of Directors Boris Tabacof invited Fabio Eduardo de Pieri Spina as secretary. The purpose of the Meeting was to approve the proposal of Policy to Negotiate Securities issued by Suzano Petroquímica S.A.. The meeting approved the "POLICY TO NEGOTIATE SECURITIES ISSUED BY SUZANO PETROQUÍMICA S.A.", in terms of article 15 of CVM Instruction 358, of Januray 03, 2002.

FILE N° 82-3467

POLICY TO NEGOTIATE SECURITIES ISSUED BY SUZANO PETROQUÍMICA S.A.

1. PURPOSE AND SCOPE

1.1 All the capitalized terms used herein are defined in Schedule I.

1.2 In compliance with CVM Instruction 358/02, the management board of the Company approved, at a meeting dated March 03, 2005, the present Policy to negotiate Securities.

1.3 This Policy sets forth the guidelines and conditions to negotiate Securities, to be complied with by the Company, Controlling Shareholders, Officers, Tax Advisors, Employees and members of any Bodies with either Technical or Advisory Functions.

1.4 The primary objective hereof is to establish high standards of conduct, ensuring more transparency and equity upon negotiations of Securities, and cannot be amended if there is any pending disclosure of an Important Act or Event.

1.5 The persons subject to the guidelines herein contained who wish to benefit from this policy should adhere hereto, by signing the Adherence Statement (in accordance with the model in Schedule II).

1.6 As set forth in the latter part of section 1.4, whenever an amendment hereto is approved, any persons subject to its guidelines should sign a new Adherence Statement, as a condition for such amendment to be applicable hereto.

1.7 The Company shall keep in its head offices (i) the list of the persons who have signed the Adherence Statement, with their respective identifications, title or position, address and enrolment number with the National Record of Legal Entities, Ministry of Treasury *(CNPJ/MF)* or in the Roll of Individuals, Ministry of Treasury *(CPF/MF)* and (ii) the respective Adherence Statement signed. Such list and the Adherence Statement shall be at CVM's disposal for at least five (05) years, from the date on which such persons are no longer beneficiaries hereof.

2. PRINCIPLES

2.1 Every person subject hereto should behave in compliance with the general principles set forth herein.

2.2 Every effort made towards the market efficiency must have as purpose that the competition among investors for better income takes place upon examining and interpreting information disclosed, never upon privileged access to such information.

3. RULES APPLICABLE TO THE COMPANY'S POLICY TO NEGOTIATE SECURITIES

3.1 General

3.1.1 CVM Instruction 358/02 sets forth limitations to negotiate securities issued by publicly traded companies, on the part of certain persons, in some specific situations. The same rule accepts that publicly trade companies adopt a policy to negotiate their securities, in order to enable their regular negotiation.

3.1.2 This Policy describes the rules to negotiate Securities, including general limitations to negotiations, as provided for in CVM Instruction 358/02, as well as specific rules set forth herein.

3.1.3 The Company, Controlling Shareholders, Officers, Tax Advisors, Employees and members of any Bodies with either Technical or Advisory Functions, who have signed the Adherence Statement, and, whoever that, by virtue of their title, function or position in the Company, the Controlling Company, Controlled Companies and Affiliated Companies, is aware of Proprietary Information, should refrain from negotiating with Securities during every period of time in which, due to a notice from the Director for Relations with Investors, negotiations are halted, pursuant hereto. The Director for Relations with Investors is not compelled to explain the decision establishing a non-negotiation period of time, and such decision shall be confidentially discussed by its addressees.

3.2 General Restrictions to Negotiate Securities, in compliance with CVM Instruction 358/02

3.2.1 In compliance with article 13, CVM Instruction 358/02, before disclosing to the market an Important Act or Event occurred in the Company business, the Company, Controlling Shareholders, Officers, Tax Advisors, Employees and members of any Bodies with either Technical or Advisory Functions who have access to Proprietary Information are generally forbidden to negotiate with Securities (without prejudice to the exception of negotiations performed based on section 3.3 hereof), and, further, whoever that, by virtue of their title, function or position in the Controlling Company, Controlled Companies or Affiliated Companies, are aware of Proprietary Information. This restriction is also applicable:

(i) concerning Controlling Shareholders and Officers, whenever an option or a power of attorney to purchase or dispose of Company shares issued by the Company itself, its Controlling Companies, Affiliated Companies or another company under common control is either being granted or has been granted; and

(ii) in case the intention to make a takeover, a full or partial split, a merger, a conversion or a reorganization involving the Company exists.

3.2.2 In addition to what is provided for in section 3.2.1 above, the Director for Relations with Investors may decide to extend the restricting periods of time above referred to, for additional periods of time as of the notice on such important event is disclosed, if he deems that the negotiation with Securities might interfere with the conditions of transactions with Securities, in order not to jeopardize the Company or its shareholders.

3.2.3 The management board is forbidden to decide on the purchase or disposal of Securities whenever:

(i) a covenant or an agreement to transfer the Company's shareholding control has been entered;

(ii) an option or a power of attorney to transfer the Company's shareholding control has been granted; or

(iii) the intention to make a takeover, a full or partial split, a merger, a conversion or a reorganization involving the Company exists.

3.2.3.1 Except for what is provided for in section 3.2.2, the restriction set forth in section 3.2.3 shall cease when such transaction is made public, through the publication of the respective notice of an important event concerning such information.

3.2.3.2 If, after a repurchase program is approved, an event which could be included in any of the cases set forth in section 3.2.3 above happens, the Company shall immediately suspend the transactions with Securities until the respective Important Act or Event is disclosed.

3.2.4 Any Officers who leave the Company management (Former Officers) before the public disclosure of a transaction or event initiated during their tenure, which means an Important Act or Event, cannot negotiate Securities until one of the following events occurs:

(i) lapse of six (06) months after his leaving; or

(ii) the Company discloses the Important Act or Event to the market, except if, at the discretion of the Director for Relations with Investors or the Negotiation Committee (if established), the negotiation with Securities, even after the Important Act or Event is disclosed, could interfere with the conditions of said transactions, causing losses to either the Company shareholders or the Company itself.

3.3. **<u>Exceptions to the General Restrictions to Negotiate Securities, in compliance herewith</u>**

3.3.1 The restrictions set forth herein are not applicable to transactions on treasury shares, through private negotiation, when associated with the exercise of the purchase option performed in compliance with a plan to grant a share purchase

3.4 **<u>Restriction to Negotiate Securities before the Disclosure of Quarterly and Annual Information</u>**

3.4.1 The Company, Officers, Controlling Shareholders, Tax Advisors, Employees and members of any Bodies with either Technical or Advisory Functions, and, further, whoever that, by virtue of their title, function or position in the Controlling Company, Controlled Companies and Affiliated Companies, is aware of any information related to an Important Act or Event, cannot negotiate Securities within fifteen (15) days before the disclosure of the quarterly (ITR) and annual (IAN) information of the Company and the publication of the Company's financial statements.

3.5 <u>Notice on Restriction Periods of Time</u>

3.5.1 Whenever any of the restriction periods of time set forth in this clause 3 occur, the Director for Relations with Investors should inform this to all the subscribers of the Adherence Statement subject thereto on a timely fashion, in writing.

3.5.2 The obligation referred to in section 3.5.1. above can be delegated to the Negotiation Committee, if established.

3.5.3 The obligation referred to in section 3.5.1 does not exempt the subscribers of the Adherence Statement from their legal obligations.

4. <u>NEGOTIATION COMMITTEE</u>

4.1 In case a Negotiation Committee comes to be established, upon a decision made by the Company management board, it shall consist of no less than two (02) and no more than five (05) members, necessarily including the Director for Relations with Investors.

4.2 The meetings of the Negotiation Committee should be held whenever called by the Director for Relations with Investors, being this body responsible for:

(i) defining the actions required to disclose and spread the Policy, by regulating the adherence of the persons subject hereto;

(ii) permanently evaluating the Policy adequacy, by proposing any suitable amendments to the management board;

(iii) analyzing official inquiries from regulating bodies; and

(iv) whenever a restriction period of time occurs, informing this to the Adherence Statement subscribers on a timely fashion, in compliance with section 3.5.1 above, in case such assignment has been delegated by the Director for Relations with Investors, upon exercising the authority set forth in section 3.5.2.

(v) other matters the competence for such is assigned herein.

5. FINAL PROVISIONS

5.1 The restrictions and the negotiations governed hereby applied to negotiations performed either directly or indirectly by the Company, Officers, Controlling Shareholders, Tax Advisors, Employees and members of any Bodies with either Technical or Advisory Functions who are aware of Proprietary Information, and, further, whoever that, by virtue of their title, function or position in the Controlling Company, Controlled Companies and Affiliated Companies, is aware of Proprietary Information, even when the negotiation performed by any of such persons takes place through:

(i) companies controlled thereby; or

(ii) third parties with whom a trust agreement or an agreement to manage a share portfolio has been entered.

5.2 The restrictions stated herein are not applicable to negotiations of Securities performed by investment funds in which the persons listed in sections 3.2.1 have interest, provided that:

(i) said investment funds have diversified investment portfolios, being so considered those which do not restrict their transactions solely to negotiate Securities; and

(ii) the decisions of the investment manager cannot be made by the shareholders.

5.3 Any infringements hereto shall be subject to be assessed and judged by the Director for Relations with Investors, or the Negotiation Committee, if established, being the infringer subject to the penalties set forth in CVM Instruction 358/02, without prejudice to the penalties set forth in Law 6,385/76.

5.4 The provisions hereof do not exclude the liability resulting from legal and regulating rules, applied on third parties not directly associated with the Company and who are aware of Proprietary Information and come to negotiate Securities.

SCHEDULE I

DEFINITIONS

The terms and expressions described below, when used herein, shall have the following meanings:

"Controlling Shareholders". Any shareholder or group of shareholders who, bound by a shareholders' agreement or under common control, whether directly or indirectly control the Company, in compliance with Law 6,404/76;

"Officers". Directors and active members of the Company management board;

"Important Act or Event". Any decision made by the Controlling Shareholders, by the general meeting or management bodies of the Company, or any other act or event of a political-administrative, technical, negotiation or economical-financial nature occurred or related to the Company business which might have a material influence on the (i) price of the Securities, (ii) decision of investors on buying, selling or maintaining their Securities, or (iii) decision of investors on exercising any right as holders of the Securities;

"Company". Suzano Petroquímica S.A.;

"Tax Advisors". The active and substitute members of the Company tax board, elected in accordance with a decision made by the Regular General Meeting;

"Controlling Company". Suzano Holding S.A.;

"CVM". The Securities and Exchange Commission;

"Former Officers". Former directors and former members of the Company management board, who are no longer part of the Company management;

"Employees". Company employees who, by virtue of their title, function or position, have access to any Proprietary Information;

"Proprietary Information". Information resulting from an Important Act or Event not yet disclosed to the market;

"CVM Instruction 358/02". CVM Instruction 358, of January 03, 2002, as amended by CVM Instruction 369, of June 11, 2002 which, among other matters, provides on the disclosure and use of information about important acts or events related to publicly traded companies, as well as the negotiation of securities issued by a publicly trade company when there is a pending important event not disclosed to the market;

"Bodies with either Technical or Advisory Functions". Company bodies created through legal provisions, with technical functions or intended to advise Officers;

"Policy". The present Policy to Negotiate Securities, as amended from time to time by

“Affiliated Companies”. Companies in which the Company holds interest in ten percent (10%) or more of the capital, without controlling them;

“Controlled Companies”. Companies in which the Company, whether directly or indirectly, holds permanent rights granting it prevalence on company decisions and authority to elect most officers;

“Adherence Statement”. Document set forth in article 15, § 1, subparagraph I, CVM Instruction 358/02, through which the persons listed in section 3.2.1 undertake to comply herewith when negotiating with Securities;

“Securities”. The securities issued by the Company or associated thereto.

SCHEDULE II

ADHERENCE STATEMENT

Hereby, [insert name and identification], residing and domiciled at [address], enrolled with [Roll of Individuals, Ministry of Treasury] with No [ ] and holder of ID Card [*RG* or *RNE*] No [insert number and issuing body], hereinafter simply "Informant", in the capacity of [inform the title, function or relation to the company] of Suzano Petroquímica S.A., a corporation with head offices at Avenida Brigadeiro Faria Lima 1355, 9th floor, Pinheiros District, São Paulo, State of São Paulo, Tax ID *(CNPJ/MF)* 04,705,090/0001-77, hereinafter simply "Company", hereby represents to be fully aware of the rules stated in the POLICY TO NEGOTIATE SECURITIES ISSUED BY SUZANO PETROQUÍMICA S.A. ("Policy"), a copy of which he received, governing the in-house policy concerning the disclosure of Proprietary Information and the negotiation of Securities, hereby undertaking to fully comply with the terms thereof, as well as he states to know that any penalties resulting from infringements thereto shall de decided by either the Director for Relations with Investors or the Negotiation Committee, if established. The Informant signed the present Adherence Statement in two (02) counterparts of equal content and form.

[insert place and date of signature]

[insert the Informant's name]

File nº 82-34667

SUZANO PETROQUÍMICA S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF) 04.705.090/0001-77
Corporate Registry ID (NIRE) 35 3 0018786 5

CALL NOTICE

Annual Shareholders' Meeting

We invite all shareholders to join our Annual Shareholders' Meeting to be held on April 20, at 11:00 am (Brasília Time), at the Company's headquarters located at Av. Brigadeiro Faria Lima, 1355, 9° floor, in the city of São Paulo, to deliberate on the following agenda:

1. to approve management report, financial statements, consolidated balance sheet and respective explanatory notes, all regarding the fiscal year ended December 31, 2004, together with Independent Auditor and Fiscal Council note;
2. allocation of the 2004 results, and approval of the dividend payment of R$ 0.124 per common share and preferred share, with no monetary adjustments;
3. election of the Board of Directors;
4. Board of Directors members and Executive Officers remuneration definition;
5. election of the Fiscal Council and establishment of its members remuneration; and
6. change of the newspaper in which the company release its financial statements to "Valor Econômico".

Under the terms of Instruction 282 issued by CVM - Brazilian Securities Commission, as of 06.26.1998, the minimum percentage to request multiple votes in the Board of Diretors election is equivalent to 5% of the Company's voting capital.

São Paulo, April 5, 2005

Boris Tabacof
Chairman of the Board of Directors

File n° 82-34667

SUZANO
PETROQUÍMICA



SUZANO PETROQUÍMICA INFORMS RECENT EVENTS REGARDING ITS JOINTLY CONTROLLED COMPANIES

São Paulo/Rio de Janeiro, April 6, 2005. Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, and the joint controlling shareholder of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., informs to its shareholders and to the market in general, recent events regarding its jointly controlled subsidiaries, Riopol and Polibrasil.

I. Development of the Riopol Project: the project has an output capacity of 540 thousand tons of polyethylene per year, from which 97.1% has been completed, as the construction of the ethylene production unit, which is the raw material for the polyethylene production, is already concluded, and its utility production unit – cooling water, steam, compressed air, among others – is already operating. Despite the fact that we maintained the schedule to start operations in the 2° quarter of 2005, there should be a rearrangement for the end of this period. This rearrangement reflects adjustments considered compatible with a project such as Riopol, which demanded investments higher than US$ 1 billion and counted with more than 6,000 construction workers over its 40 months of construction.

Riopol's production for 2005 should not be materially impacted by this new schedule, as the supply of its products to the market will only be 15% below the originally established start up program, and since the plant shall reach productivity levels in terms of volumes and quality compatible with the levels defined in the project.

Suzano Petroquímica, which holds 33.33% stake in the company, believes that the start up of operations for this unit is an important milestone for the Brazilian petrochemical sector, offering a new possibility for polyethylene production discarding the use of naphtha as raw material, and gives this industry room to grow within the domestic market. Riopol helps to promote the consolidation of Suzano Petroquímica as an important player in the thermoplastic resins market in the Southeastern region.

II. Use of ICMS accumulated credits by Polibrasil: Polibrasil Resinas S.A. has approved along with the State of Bahia the Polibrasil Tax Incentive Project, under the terms of Resolution # 07/2005 published in the *State of Bahia Official Gazette*, valid for its Camaçari plant. This tax incentive program foresees accumulated ICMS credit compensation derived from raw material import (except for propylene) and the deferral of ICMS in the import of equipment, until its disposal.

Polibrasil's Camaçari plant has an accumulated ICMS credit on the amount of R$ 32.7 million (as of December 31, 2004), originated from exports from this unit, from the sales to converters benefited by the Bahiaplast program and from interstate ICMS taxes differences. The depletion expectation of these accumulated credits, with the approval of this incentive, is between 3 and 4 years, besides contributing for its equalization. The estimated impact of such incentive is around US$ 2.5 million per year.

This benefit has a 12 year maturity, from March 2, 2005. Polibrasil is currently at the request stage of the State of Bahia's National Finance Secretariat, and estimates that it will start credit compensations in April.



João Pinheiro Nogueira Batista

CFO and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55 21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55 21) 3221 5712
cguedes@suzano.com.br

www.suzanopetroquimica.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquímica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquímica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice

File nº 82-34667



SUZANO PETROQUÍMICA RELEASES INFORMATIONS ABOUT THE PETROCHEMICAL SECTOR

São Paulo/Rio de Janeiro, April 18, 2005. Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, and the joint controlling shareholder of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., releases information about the thermoplastic resins market in the first quarter of the year, in order to give consolidated guidance to its shareholders, investors and the general market:

In the beginning of first quarter 2005, the Brazilian petrochemical market behaved contrarily to expectations raised from its good performance recorded in 2004 and from the fly-up beginning. However, at the end of this period the petrochemical market began to show signs of recovery.

In the Brazilian market, the increase in interest rates and the drawback on economical activity in the country caused a slip in some of the industries where plastic converted products are utilized, like electronics and home appliances, with the exception of the automobile industry, which presented very good performance during this period. Resin converters decreased purchases, because besides a reduction in final consumer demand, there were high inventory building in 2004, given expectations for resin price increase as a result, throughout the production chain, of high increases in oil prices during the year.

Despite the negative impact that the real appreciation on the period had on Brazilian companies competitiveness in the foreign market, the fly up experienced in the international petrochemical market allowed companies to go around the this decline moment of domestic demand redirecting part of their sales to exports, still exercising attractive margins.

Because of the reductions in the converters inventories and the retake of Brazilian economic activity, it is expected that during the next months there will be a recovery in the domestic petrochemical market, allowing a surge in price recomposure and margin levels that are compatible with the high peak in the petrochemical cycle, as it is already starting to happen in the worldwide market.

The international petrochemical market is reacting well to high oil prices, since the demand is high and product supply is limited to meet consumer demands. The outlook is that demand will intensify in the upcoming months as purchases accelerate in the Asian market. This good moment allowed price increases in raw material to be passed on through the productive chain, with increase in margins. As long as supply is tight in relation to demand, petrochemical prices should assure margins even with raw-material cost increases. The Brazilian petrochemical industry is running with an utilization rate of capacity over than 90%, supporting the fly-up benefits capture.

There has not been announced the beginning of any new capacity operations, until 2007, that could cause over-supply of products, which could negatively impact the resins prices. Thus, it's expected that the fly up in the petrochemical cycle will last longer than the peaks in the previous cycles. Additionally, since these new capacities are forecasted to come into operation beginning in 2007, especially in the Middle East, they may not be able to fully attend world demand growth, it is expected that the new levels for price stabilization after 2007 shall be higher than historical levels.

It is worth to say that the resins Suzano Petroquímica choose to focus in its business, the polyethylene and polypropylene, are highlighted by its demand growth rates. While the overall resins growth rate was 5.6%



p.a. in average in the past 10 years, the polyethylene has grown 6.1% p.a. in average and the polypropylene 9.5% p.a. during that same period. This happens because those resins have, progressively, proved versatility and competitiveness for their use in our daily life. The tint can is migrating from steal to plastic, the cream cheese and the mayonnaise jars, traditionally made out of glass, are nowadays made out of plastic, domestic reservoirs ceased to be made out of asbestos and are now made out of plastic, metal pipeline is being replaced by plastic, among many other uses for those resins.

When considering about polyethylene and polypropylene applications, where both resins can be used, the price between them is also an important factor to be considered. The polypropylene price has historically been lower than the polyethylene. Nowadays, with recent increases in propylene prices, raw material to polypropylene production, caused by worldwide supply limitations, those resins have almost the same prices, and sometimes the polypropylene price can be even higher. However, physical properties of polypropylene led to a higher productivity, turning transformation costs when using any of these resins to be the same. In this case, the converter should choose the resin to be used according to the type of machine to be used and to the products to be made specifications.

Polyethylene and polypropylene resins have some similar applications, but the growth strategy of each one of them is to seek new markets, and is not engaged in the competition between them. In fact, there is little competition between them in Brazil.

Suzano Petroquiímica continues to believe that investments in the petrochemical industry will continue to be a safe and profitable alternative, as the sector has only began a consistent virtuous cycle.

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55 21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55 21) 3221 5712
cguedes@suzano.com.br

www.suzanopetroquimica.com.br

SUZANO
PETROQUÍMICA



File nº 82-34667

SUZANO PETROQUÍMICA



SUZANO PETROQUÍMICA INVESTS ON CORPORATE GOVERNANCE

São Paulo/Rio de Janeiro, April 20, 2005. Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, and the joint controlling shareholder of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., informs that at the Annual General Shareholders' Meeting, hosted today, two new members of the Board of Directors were elected – one representing minority shareholders and one independent member. They are:

i. Mr. Roger Agnelli: is the first member of the Board of Directors representing preferred shareholders, according to the change approved on December 2004, at the Company's By-laws. Mr. Agnelli is currently Companhia Vale do Rio Doce's CEO, besides being a member of the Board of Directors for Asea Brown Boveri (ABB) and Duke Energy.

ii. Mr. Pedro Parente: independent member of the Board. Mr. Parente was Civil Office Minister from July 1999 until December 2002, he was also Mine and Energy Minister and Planning Minister.

Suzano Petroquímica now counts with nine board members, out of which 5 representing the controlling group, 1 representing minority shareholders and 3 independent, as follows:

- Chairman: Davif Feffer (controlling group representative)
- Vice-President: Daniel Feffer (controlling group representative)
- Vice-President: Boris Tabacof (controlling group representative)
- Member: Jorge Feffer (controlling group representative)
- Member: Adhemar Magon (controlling group representative)
- Member: Antônio de Souza Corrêa Meyer (Independent member)
- Member: Cláudio Thomaz Lobo Sonder (Independent member)
- Member: Pedro Pullen Parente (Independent member)
- Member: Roger Agnelli (preferred shareholders representative)

Suzano Petroquímica confirms its commitment on achieving and maintaining high corporate governance standards, through its professional management and transparency within the capital market.

João Pinheiro Nogueira Batista

Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55 21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55 21) 3221 5712
cguedes@suzano.com.br

www.suzanopetroquimica.com.br

File nº 82-34667

SUZANO
PETROQUÍMICA



SUZANO PETROQUÍMICA'S JOINTLY CONTROLLED COMPANY RECEIVES NEW TAX INCENTIVE

São Paulo/Rio de Janeiro, April 27, 2005. Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, and the joint controlling shareholder of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., informs that the Duque de Caxias' unit, from its its jointly controlled company Polibrasil, is now beneficiary of tax incentive, as follows:

The Government of the State of Rio de Janeiro granted, at the end of last month, ICMS (Value-Added Tax) deferral tax benefit for plastic products and its works (resins and converted products), under the scope of Decree # 37.209/2005 published in the *State of Rio de Janeiro Official Gazette*. In Polibrasil's specific case, this tax benefit program considers the ICMS payment deferral for the purchase of raw material (including propylene), imported or purchased within the State; and ICMS deferral for equipment acquisition in the foreign or in the domestic market, until its disposal.

Such tax benefit adds to the tax incentive received by the Camaçari unit, as disclosed on April 6, 2005. The consolidated effect of both incentives should amount to approximately US$ 4 million per year, solving the accumulated ICMS credits matter in both units, which as of December 31, 2004 reached R$ 43.9 million.

Polibrasil's Duque de Caxias unit had accumulated ICMS credit amounting to R$11.2 million (as of December 31, 2004), originated mainly by sales to other states, where the ICMS rate is below the 19% rate set for the State of Rio de Janeiro, and also from exports made through this plant. The approval of this benefit, enables Polibrasil to eliminate newly accumulated fiscal credit and also to distress the existing credit storage. Polibrasil estimates a US$ 1.4 million savings on machinery import and equipment for the announced expansion of the Duque de Caxias unit and marine terminal.

This plant can enjoy these benefits, as from the Decree publishing date. The Company believes that such benefit can attract more companies to the Caxias petrochemical complex, stimulating the plastic converters industry development in the region.

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55 21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55 21) 3221 5712
cguedes@suzano.com.br

www.suzanopetroquimica.com.br

File nº 82-34667

SUZANO
PETROQUÍMICA



SUZANO PETROQUÍMICA RECEIVES DIVIDENDS

São Paulo/Rio de Janeiro, April 29, 2005. Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, and the joint controlling shareholder of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., informs that will receive today dividends from its jointly controlled company, Polibrasil.

Polibrasil, after an excellent year of operations, when its sales and production volumes increased 19.4% and 20.2%, respectively, and net income reached R$ 136 million, 138% higher that the previous year, will distribute R$ 45 million as dividends, besides the R$ 5 million already paid in January 2005.

Suzano Petroquímica, through its stake in Polibrasil Participações will receive R$ 19.4 million, therefore confirming the good performance and return on the investment made by its jointly controlled company at the new Mauá unit, launched in 2003.

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55 21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55 21) 3221 5712
cguedes@suzano.com.br

www.suzanopetroquimica.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquímica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquímica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice.

SUZANO PETROQUÍMICA


1Q05 Results

Suzano Petroquímica Announces 1st Quarter 2005 Earnings Results

Net Income grows 39%, reaching R$ 27 million

São Paulo, May 11, 2005 –Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, one of the joint controlling shareholders of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., announced today its first quarter of 2005 (1Q05) earnings results.

The Company's operational and financial information, unless otherwise indicated, is exhibited based on consolidated figures and in Reais, as per Corporate Legislation. All the comparisons made in this release take into account the first quarter of 2004 (1T04), unless otherwise specified.

For consolidation purposes, the elements composing the financial statements of each jointly controlled company were grouped in the Company's consolidated financial statements in the proportion to the share held by the Company in the capital stock of the respective jointly controlled companies, through one or more of its intermediary companies (Suzano Química and SPQ), as follows: 50% in Polibrasil Participações S.A (holder of 98.1% of Polipropileno S.A., which holds 99.9% of Polibrasil Resinas S.A., that is the operating company); 20.12% in Petroflex; 33.33% in Rio Polímeros; and 34.99% in Politeno. In the case of Politeno, the percentage applied differs from the equity interest held in view of Politeno's class B preferred shares, which have a fixed annual dividend of 6% of the equity value of the shares.

Highlights of the Quarter

- ✓ Consolidated Net Revenue reached R$ 400.3 million in the quarter, 29% higher than 1Q04.
- ✓ Consolidated Net Income in 1Q05 was R$ 27.0 million, 39.4% above the one recorded in the same period of 2004.
- ✓ Consolidated EBITDA in 1Q05 reached R$ 54.2 million, a 20,4% increase versus 1Q04.
- ✓ *Petroflex achieved a record Ebitda margin of 22,3%.*

Consolidated Highlights (R$ million)	1Q05	4Q04	Δ% quarter	1Q04	Δ% year
Net Revenues	400.3	450.8	(11.2)	310.2	29.0
Gross Income	83.5	111.3	(25.0)	61.7	35.4
Gross margin	*20.9*	*24.7*	*- 3.8 p.p.*	*19.9*	*+ 1.0 p.p.*
Net Income	27.0	32.3	(16.4)	19.4	39.4
Net margin	*6.8*	*7.2*	*- 0.4 p.p.*	*6.3*	*+ 0.5 p.p.*
Ebitda	54.2	79.0	(31.4)	45.0	20.4
Ebitda margin	*13.5*	*17.5*	*-4.0 p.p.*	*14.5*	*-1.0 p.p.*

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55 21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55 21) 3221 5712
cguedes@suzano.com.br

SUZANO
PETROQUÍMICA


1Q05 Results

Industry and Economic Scenarios

Historically, the first quarter is usually weaker than the other quarters of the year, mainly when compared to the second and third quarters, due to the end of the year sales. Specifically in the first quarter of 2005, the Brazilian petrochemical market behaved contrarily to expectations raised from its good performance recorded in 2004 and from the approach of the sector's high cycle. However, at the end of this period, the petrochemical market began to show signs of recovery.
In the Brazilian market, the increase in interest rates and the drawback on economical activity in the country caused a slip in some of the industries where plastic converted products are used, like electronics and home appliances, with the exception of the automobile industry, which presented very good performance during this period. Resin and elastomer manufacturers decreased purchases due to the reduction in the final consumer demand and the accumulation of high inventories level still in 2004, in view of the price increase expectation of these products as the result of the spread, throughout the production chain, of high increases in oil prices during the year.

Although the Real appreciation taking place in the period had a negative impact on the competitiveness of Brazilian companies in the foreign market, the good moment experienced in the international petrochemical market allowed companies to go around this decline moment in domestic demand, redirecting part of their sales to exports, still exercising attractive margins.

According to Abiquim data, the Brazilian domestic thermoplastic resins demand increased by only 4.3% in the first quarter when compared to the same period of 2004, and recorded a 3.4% reduction in comparison to 2004's last quarter. The thermoplastic resins production reached 1 million tonnes this period, representing a 4.8% increase over the first quarter of the previous year and a 4.1% decrease versus the previous quarter, while imports rose by 13.0% and 9.9%, in relation to the first and last quarters of 2004, respectively, and exports were 13.4% and 2.2% higher in periods mentioned above.

Due to the reduction in the inventories of the plants and the retake of Brazilian economic activity, a recovery in the domestic petrochemical market is expected in the next months, enabling price and margin recovery at levels compatible with the high peak in the petrochemical cycle, as it is already starting to happen in the worldwide market and is indicated by the domestic market as from March 2005. The Brazilian petrochemical industry is operating with a high utilization capacity level, enabling a basis to fully capture the benefits from the sector's fly-up.

In the international context, the petrochemical market is reacting well to high oil prices, since the demand is high and product supply is limited to meet consumers' needs. The outlook is that demand will intensify in the upcoming months as purchases are retaken in the Asian market. This good market moment allowed price increases in raw material to be passed on through the productive chain, with increase in margins. As long as supply is fair in relation to demand, petrochemical prices will be able to ensure margins even with raw material cost increase.

It has not been announced the beginning of operations, until 2007, of new capacities which may cause over-supply of products, negatively pushing resin prices. Thus, the high moment of the petrochemical cycle is expected to last longer than peaks in the previous cycles. Additionally, as the new capacities estimated to start operating as from 2007, especially in the Middle East, may not be able to fully meet the world demand growth, the new price stabilization level after 2007 may take place in higher levels than the historical ones.

SUZANO
PETROQUÍMICA


1Q05 Results

Operating Performance of our Jointly Controlled Companies:

Suzano Petroquímica, as a non-operational holding company, directly depends on the results of its jointly controlled companies operations. Below, the operational highlights of our jointly controlled companies.

Production (000 ton)	1Q05	4Q04	1Q04	Δ% year	Δ% quarter
Polibrasil	124.7	146.2	126.1	(1.1)	(14.7)
Politeno	84.2	87.9	60.1	40.0	(4.2)
Petroflex	90.8	95.0	84.3	7.7	(4.4)
Rio Polímeros	NA	NA	NA	-	-

Sales (000 ton)	1Q05	4Q04	1Q04	Δ% year	Δ% quarter
Polibrasil	110.2	143.0	126.2	(12.7)	(22.9)
Domestic Market	94.5	110.9	105.9	(10.7)	(14.8)
Exports Market	15.7	32.0	20.3	(22.9)	(51.1)
Politeno	85.9	86.6	68.0	26.3	(0.7)
Domestic Market	68.6	68.6	63.2	8.5	0.0
Exports Market	17.3	18.0	4.8	262.3	(3.5)
Petroflex	83.1	95.6	89.2	(6.8)	(13.0)
Domestic Market	53.2	68.7	60.6	(12.2)	(22.6)
Exports Market	29.9	26.9	28.6	4.8	11.4
Rio Polímeros (MI)	12.0	10.5	10.2	17.5	14.4

Polibrasil

- ✓ In 1Q05 the production dropped 1.1% in comparison to the same period of 2004, due to problems related to raw material supply and to the producing process at the Mauá and Camaçari units, including a 5-day interruption in the first one, generated by the unexpected interruption of Recap.
- ✓ Average utilization level of installed capacity in the quarter was 76.8% versus 77.8% in the same period of 2004 and 90.1% in 4Q04. The capacity utilization rate is usually lower in the first quarter, and was worsened by the interruptions mentioned above.
- ✓ In 1Q05, Polibrasil recorded sales volume of 110.2 thousand tonnes, a 12.7% reduction compared to the first quarter of 2004. Domestic sales volume fell 10.7%, due to this market retraction, increase of imported resins and the entry of import transformed products, and exports decreased by 22.9% in the period.
- ✓ Polibrasil's gross margin was 17.0%, a 4.3 p.p. drop in relation to 1Q04, due to higher raw material costs and lower sales volumes.
- ✓ EBITDA *margin also had a 6.2 p.p. fall, from 18.6% in 1Q04 to 12.4% this quarter.*

SUZANO
PETROQUÍMICA


1Q05 Results

Rio Polímeros

- ✓ Rio Polímeros results came from pre-marketing activity, which main goals are: (1) creation of a client base able to absorb the future polyethylene production; (2) presenting the "Riopol" product to the market; (3) to create clients fidelity to Riopol; (4) workforce training; (5) distribution process and channels tests; and (6) improving the market needs knowledge.
- ✓ In 1Q05, Rio Polímeros sales volumes were 12.0 thousand tonnes, as a result of its pre-marketing activities, 17.5% higher than sales volume recorded in the same period of 2004. Riopol's pre-marketing products were already introduced to more than 250 clients in these almost two years, placing the brand and consolidating its client base, even before the beginning of the complex operation.
- ✓ Pre-marketing activities gross income was R$ 2.3 million, 37.6% bellow the 1Q04 results. Gross margin was 5.3%. The drop in gross income was an effect of the price increase of the polyethylene purchased for resale, which was not fully passed to the resale prices, therefore reducing the unit margin.
- ✓ The Company's net income was negative at R$ 1.6 million, an effect of the gross margin drop associated with the increase in pre-marketing fixed expenses in the period.
- ✓ By the end of March, the unit had 97.5% of its construction concluded. The beginning of the complex's is schedule to June, in a test stage.

Politeno

- ✓ Production increased 40.0% in 1Q05 compared to the same period of 2004, due to the interruption for preventive maintenance services in February and March 2004, on account of Braskem's stop, which did not occur in 2005.
- ✓ Average utilization level of installed capacity in the quarter was 94%, against 69% in the same period of 2004 and 97% in the 4Q04, higher due to the unit's non stop operation this quarter.
- ✓ Politeno recorded sales volume of 86.0 thousand tonnes in 1Q05, a 26.3% increase in comparison to the same period of 2004. Domestic market sales were 8.5% above the same quarter of 2004, being stable in relation to sales volume recorded in 4Q04. Exports stood 262.3% above the same period of 2004, aiming at reducing inventories in view of the company's production increase, which was directed at the foreign market, and 3.5% bellow the volume recorded in 4Q04.
- ✓ Politeno's gross margin was 24.1%, 3.2 p.p. higher than the same quarter of the previous year. Higher prices allowed gross margin growth, despite the production cost increase and lower sales volume.
- ✓ Politeno's EBITDA margin was 16.6%, a 1.3 p.p. increase in comparison to the EBITDA margin in 1Q04 and a 1.8 p.p. increase in relation to 4Q04.

SUZANO PETROQUÍMICA


1Q05 Results

Petroflex

- ✓ Production has increased 7.7% in the period, reaching 90.8 thousand tonnes. This raise is due to the production expansion in the Cabo unit capacity (State of Pernambuco), as from August 2004, from 90 to 125 thousand tonnes/year.
- ✓ Average utilization level of installed capacity this quarter was 88%, versus 92% recorded in 1Q04 and 93% in 4Q04, due to the expansion in the Cabo unit capacity.
- ✓ In 1Q05, Petroflex recorded sales volume of 83.1 thousand tonnes, 6.8% bellow 1Q04 sales volume, but with a better value added product mix. Domestic market sales were 12.2% lower than the same period of 2004, partially offset by a 4.8% increase in exports. The decrease in domestic sales is explained by the domestic market retraction and also by higher inventory levels held by clients.
- ✓ Gross margin was 29.4%, an expressive increase of 13.8 p.p. versus 1Q04.
- ✓ EBITDA margin set a record, reaching 22.3%, an 11.2 p.p. increase versus 1Q04, which can be once again explained by the realignment of prices charged by the company, in view of raw material cost increase, and the migration for products with higher margin.

Net Revenues

In 1Q05, consolidated net revenues reached R$ 400.3 million, 29.0% higher than the one recorded in the same period of 2004. Such increase was mainly the result of the increase in thermoplastic resins and elastomers prices during 2004, despite a slight 0.8% drop in total sales volume of our jointly controlled companies, specially Polibrasil and Petroflex.

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	1Q05	1Q04	1Q05	1Q04	Chg. %
Polibrasil [1]	403.8	337.1	201.9	168.6	19.8
Politeno	308.6	215.2	108.0	75.3	43.4
Petroflex	377.7	280.9	76.0	56.5	34.4
Rio Polímeros	43.3	29.5	14.4	9.8	46.8
Total	-	-	**400.3**	**310.2**	**29.0**

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 1Q05, Polibrasil's operating net revenues reached R$ 403.9 million, a 19.8% increase in comparison to the same period of 2004. This increase resulted mainly from higher sales average prices, of approximately 37%, which had offset the 12.7% drop in total sales volume.

  Polibrasil's net revenues share in our result was of R$ 201.9 million, or 50.4% of our consolidated net revenue, a 3.9 p.p. decrease compared to the participation in 1Q04.

- **Rio Polímeros:** Riopol's operating net revenues reached R$ 43.3 million, a 46.8% increase in comparison to the same period of 2004, due to higher polyethylene prices in the market in addition to the 17.5% increase in pre-marketing sales.

  Our participation in Riopol's operating net revenues reached R$ 14.4 million in the period, or 3.6% of our consolidated net revenues.

SUZANO PETROQUÍMICA


1Q05 Results

- **Politeno:** Politeno's operating net revenues reached R$ 308.6 million in the quarter, corresponding to a 43.4% increase against the same period of 2004. Such increase is the result of an expressive sales price increase, approximately 13.5% higher, allied to the 26.3% increase in sales volume.

  Our participation in Politeno's operating net revenue reached R$ 108.0 million in 1Q05. Politeno was responsible for 27.0% of our consolidated net revenues in the quarter, 2.3 p.p. above the 1Q04.

- **Petroflex:** Petroflex's operating net revenues reached R$ 377.7 million this quarter, 34.4% above the amount recorded in the same period of 2004. This increase was the result of the realignment of sales prices, which increased 44.5% on average, and the larger participation of higher value-added products in the product mix, which more than offset the 6.8% sales volume decrease. Performance products (higher value-added) went up from 14% to 23% of total sales.

  Our participation in Petroflex's operating net revenues reached R$ 76.0 million in 1Q05, corresponding to 19.0% of our consolidated net revenues, a 0.8 p.p. increase in comparison to 1Q04.

Cost of Goods Sold

In 1Q05, consolidated cost of goods sold increased by 27.5%, in comparison to the same period of 2004, reaching R$ 316.8 million. This increase is mainly due to higher raw material costs during 2004 and in 1Q05, despite the lower sales volume.

Cost of goods sold	Total		Suzano Petroquímica's Participation		
R$ million	1Q05	1Q04	1Q05	1Q04	Chg. %
Polibrasil [1]	335.1	265.3	167.5	132.6	26.3
Politeno	234.1	170.2	81.9	59.6	37.5
Petroflex	266.6	237.0	53.6	47.7	12.5
Rio Polimeros	41.0	25.8	13.7	8.6	58.7
Total	-	-	**316.8**	**248.5**	**27.5**

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 1Q05 Polibrasil's cost of goods sold was R$ 335.1 million, representing a 26.3% increase in comparison to the same period of 2004. This increase is mainly explained by a considerable increase in propylene costs, despite the drop in sales volume.

  Our participation in Polibrasil's cost of goods sold reached R$ 167.5 million in the period, or 52.9% of our consolidated cost of goods sold, 0.5 p.p. bellow our participation in 1Q04, due to lower sales volume.

- **Rio Polímeros:** Riopol's cost of goods sold reached R$ 41.0 million in the quarter, a 58.7% increase compared to the same period of 2004, mainly due to increase in sales volume, in compliance with the pre-merketing plan .

SUZANO PETROQUÍMICA


1Q05 Results

Our participation in Riopol's cost of goods sold was R$ 13.7 million in 1Q05, or 4.3% of our consolidated cost of goods sold.

- **Politeno:** Politeno's cost of goods sold went up by 37.5% in comparison to 1Q04, totaling R$ 234.1 million. This increase results from a higher raw material costs (ethylene), due to the raise in petrochemical naphtha prices.

  Our participation in Politeno's cost of goods sold was R$ 81.9 million this quarter, or 25.9% of the consolidated production cost, a 1.9 p.p. increase due to higher sales volume.

- **Petroflex:** Petroflex's cost of goods sold reached R$ 266.6 million, a 12.5% increase in comparison to 1Q04. This growth was the result of the 22.3% increase in raw material prices (butadiene, styrene and acrylonitrile), despite the drop in sales volume.

  Our participation in Petroflex's cost of goods sold reached R$ 53.6 million in the quarter, equivalent to 16.9% of our consolidated cost of goods sold, 2.3 p.p. below the same period of 2004, due to a lower increase in its raw material in comparison to ethylene and propylene cost increase.

Gross Income

In the quarter, the Company's gross income reached R$ 83.5 million, a 35.4% increase versus 1Q04 gross income. Gross margin was 20.9% in the period, a 1.0 p.p. increase. Such raise in gross income and margin reflects the result of our jointly controlled companies, which could pass on to their prices the increase in costs during the period, as follows:

Gross Margin %	1Q05	1Q04	Chg. (p.p)
Polibrasil [1]	17.0	21.3	(4.3)
Politeno	24.1	20.9	3.2
Petroflex	29.4	15.6	13.8
Rio Polímeros	5.5	12.4	7.1

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 1Q05, Polibrasil's gross margin was 17.0%, a 4.3 p.p. drop against the gross margin recorded in the same period of 2004. Such drop was due to the higher propylene price level and to lower sales volume, mainly in the 1Q05.

- **Politeno:** Politeno's gross margin, on the other hand, was 24.1%, a 3.2 p.p. expansion in comparison to 1Q04. This increase in margin was generated by higher prices together with a boosted sales volume, which offset the increase in raw material costs.

- **Petroflex:** Petroflex's gross margin reached 29.4%, 13.8 p.p. above 1Q04, which can be explained by its successful price realignment policy charged by the Company in view of the increase in raw material costs.


1Q05 Results

- **Rio Polímeros:** Gross margin related to Riopol's products resale (pre-marketing) reached 5.5%, lower by 7.1 p.p. in comparison to the same period of 2004, but still above the pre-marketing expectations.

Selling, General and Administrative Expenses (SG&A)

In 1Q05, selling, general and administrative expenses increased by 29.7% to R$ 40.0 million versus the same period of 2004. In comparison to the previous quarter, these expenses were only 2.4% higher. Such increase can be explained as follows:

- **Company:** In 1Q05, the (Parent) Company's selling, general and administrative expenses reached R$ 4.4 million, a 9.8% increase in relation to the same period of 2004, mainly explained by higher expenses related to the repositioning in the capital market, including the creation of an investor relations and financial department at Suzano Petroquímica, before placed at Suzano Holding. The parent company's general and administrative expenses corresponded to 11.1% of the consolidated result.

- **Polibrasil:** Polibrasil's selling, general and administrative expenses reached R$ 36.3 million, a 24.0% increase in relation to the same period of 2004, mainly due to personnel, material and freight expenses, mainly from exports, despite lower sales volume. Our participation in Polibrasil's selling, general and administrative expenses was R$ 18.2 million, or 45.4% of the consolidated result.

- **Rio Polímeros:** Riopol's selling, general and administrative expenses reached R$ 2.6 million, a 139.2% increase in relation to the same period of 2004, as a reflection of the increase in personnel, aiming to prepare Riopol to the operating fase, besides the pre-marketing higher sales volumes. Riopol's participation in the consolidated general and administrative expenses was 3.9%, or R$ 1.5 million.

- **Politeno:** Politeno's selling, general and administrative expenses reached R$ 26.5 million, recording a 50.4% increase versus the same period of 2004. This increase was caused by higher sales volume, therefore increasing freight expenses, both for domestic and international markets, general expenses related to exports, provision for bad credit and profit sharing provision. Politeno's selling, general and administrative expenses represented 23.2% of the consolidated result, equivalent to R$ 9.3 million this quarter.

- **Petroflex:** Petroflex's selling, general and administrative expenses reached R$ 31.8 million, a 43.1% increase versus 1Q04, mainly due to the increase in freight expenses of finished products sales, besides the non-recurring effect of exports incentive in 1Q04, which amounted to R$ 5.7 million. Our participation in Petroflexs' selling, general and administrative expenses reached R$ 6.4 million, 15.0% of the consolidated result.

SUZANO PETROQUÍMICA


1Q05 Results

EBITDA

The Company's consolidated EBITDA reached R$ 54.2 million, a 20.4% increase in relation to 1Q04. This increase is mainly explained by the growth of our jointly controlled companies' EBITDA. EBITDA margin, however, stood at 13.5%, a 1.0 p.p drop compared to the margin recorded in the same period of 2004..


Consolidated Ebitda Evolution
(R$ million)
100
75
50
25
0
20%
15%
10%
5%
0%
15.2%
12.8%
14.2%
17.5%
14.0%
47.1
51.2
63.6
79.0
56.2
1Q04
2Q04
3Q04
4Q04
1Q05
Ebitda
Margin

EBITDA	Total			Suzano Petroquímica Participation	
R$ million	1Q05	1Q04	Chg. %	1Q05	1Q04
Polibrasil [(1)]	49.9	62.9	(20.6)	25.0	31.4
Politeno	51.2	32.8	56.0	17.9	11.5
Petroflex	84.1	31.3	169.0	16.9	6.3
Rio Polímeros	(1.6)	1.7	-	(0.5)	0.6

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 1Q05, Polibrasil's EBITDA margin was 12.4%, a 6.2 p.p. drop in relation to 1Q04. This drop is a result of the production cost increase and lower sales volumes, besides lower production volume, thus increasing fixed cost per tonne. Ebitda margin was also 7.7 p.p. lower than 4Q04, as a result of a small drop at average sales price, lower sales volume, and higher cost of production per unit.

- **Riopol:** A Riopol had a negative Ebitda of R$ 1.6 million in 1Q05, an usual result to a pre-marketing activity, which consists in reselling third parties products. At 2004's first quarter, the R$ 1.7 million cash generation was only possible due to the favorable market conditions.

- **Politeno:** Politeno's EBITDA margin was 16.6%, a 1.3 p.p. increase in comparison to 1Q04. Such expansion is the result of the increase in sales prices during the last 12 months, more than offsetting the increase in cost of production and sales, in addition to the effect of higher sales volume reducing the unitary fixed costs.

- **Petroflex:** Petroflex's EBITDA margin was 22.3%, an 11.2 p.p. increase in comparison to 1Q04. Once again this good performance was achieved by the price realignment policy, applied since the fourth quarter of 2004, by the reduction of fixed costs as a result of the investments made to the plant's modernization and by a higher participation in sales mix by the most value added products.

SUZANO
PETROQUÍMICA


1Q05 Results

Net Financial Result

In 1Q05, our consolidated net financial result was negative at R$ 7.9 million, recording a slight drop in comparison to a negative result of R$ 8.1 million in the same period of 2004, mainly due to the improved result of Polibrasil's financial results, which benefited from the Real evaluation, and to a small financial revenue due to the real devaluation on the cash of our subsidiary Suzanopar Ltd. overseas, despite the increase in Petroflex's financial expenses, due to higher working capital necessity.

Income Tax and Social Contribution

In the quarter, the consolidated income tax and social contribution were R$ 7.7 million, compared to the income tax and social contribution of R$ 6.4 million in the same period of 2004. This small increase is mainly related to the increase in the taxable income basis in the period.

Net Income/Loss for the Period

In 1Q05, consolidated net income was R$ 27.0 million, in comparison to R$ 19.4 million net income recorded in the same period of 2004, a 39.3% increase. Such growth in net income can be explained by the raise in the operating income of our jointly controlled companies.

Cash and Debt

Consolidated net debt, as of March 31, 2005, reached R$ 598.0 million, in comparison to a net debt of R$ 556.7 million by the end of 2004, a 7.4% increase in the period. Such expansion is the result of a higher indebtedness of Rio Polímeros (+6.6%), due to the project execution, a slight increase in Polibrasil's (+7.3%) to support the smaller cash generation at the 1Q05 due to lower sales volume, and also the result of the reduction of the cash held by Suzanopar Petroquímica Ltd., due to the real appreciation in the period. Suzanopar is a company indirectly controlled by Suzano Petroquímica and it has funds in US dollars mainly destined for investments in Rio Polímeros.

Recent Events

- ✓ The election of the new Board of Directors, now comprised by 9 members, of which 5 are representatives of the controlling group, 3 are independent members and 1 is the representative of the minority shareholders;
- ✓ Approval of R$ 0.12 per share dividend payment, which will be paid on 05/31/2005.

SUZANO
PETROQUÍMICA


1Q05 Results

Conference Call

Tomorrow, May 12, we will host our conference calls, in Portuguese and English, as follows:

Portuguese Presentation	**English Presentation**
May 12 – Thursday	**May 12 – Thursday**
10:00 am – Brasília Time	12:00 pm –Brasília Time
9:00 am – US EST	11:00 am – US EST
Phone: (55 11) 2101-1490	Phone: (+ 1 973) 935-2100
ID Code: Suzano Petroquímica	**ID Code: Suzano Petroquímica**

The slide presentation will be available at the conference call webcast, available on our website www.suzanopetroquimica.com.br.

SUZANO
PETROQUÍMICA


1Q05 Results

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	3/31/2005	12/31/2004
Cash and cash equivalents	17,710	29,197
Other current assets	5,018	5,048
Long-term assets	10,689	7,304
Other permanent assets	988,738	958,122
Property, plant and equipment	754	787
Total Assets	**1,022,909**	**1,000,458**
	-	-
Short-term loans	6,307	6,490
Other short-term liabilities	30,132	31,537
Long-term loans	3,127	6,220
Other long-term liabilities	639	549
Future Periods Results	-	-
Minority interest	-	-
Shareholders' equity	982,704	955,662
Total liabilities	**1,022,909**	**1,000,458**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	3/31/2005	12/31/2004
Cash and cash equivalents	172,413	169,497
Other current assets	433,827	349,280
Long-term assets	128,539	132,158
Other permanent assets	174,720	167,261
Property, plant and equipment	1,203,571	1,186,603
Total Assets	**2,113,070**	**2,004,799**
	0	0
Short-term loans	142,406	128,493
Other short-term liabilities	172,313	147,363
Long-term loans	627,968	597,705
Other long-term liabilities	146,804	134,038
Future Periods Results	33,034	33,034
Minority interest	7,841	8,504
Shareholders' equity	982,704	955,662
Total Liabilities	**2,113,070**	**2,004,799**


1Q05 Results

Suzano Petroquímica - Consolidated Income Statement

R$ 000

	1Q05	1Q04	Chg. %	4Q04	Chg. %
Gross Revenues	515,060	390,351	32%	607,730	-15%
Gross Revenues Deductions	(114,760)	(80,147)	43%	(156,915)	-27%
Net Revenues	**400,300**	**310,204**	**29%**	**450,815**	**-11%**
Cost of Goods Sold	(316,761)	(248,495)	27%	(339,495)	-7%
Gross Income	**83,539**	**61,709**	**35%**	**111,320**	**-25%**
Gross Margin	*20.9%*	*19.9%*		*24.7%*	
Selling Expenses	(25,914)	(18,483)	40%	(29,860)	-13%
General and Administrative Expenses	(14,078)	(12,352)	14%	(9,194)	53%
Other Net Operating Revenue (Expenses)	(839)	2,722	-131%	(5,587)	-85%
Activity Result	**42,708**	**33,596**	**27%**	**66,679**	**-36%**
Net Financial Revenues (Expenses)	(7,856)	(8,147)	-4%	(14,574)	-46%
Financial Revenues	5,706	5,056	13%	(6,891)	-183%
Financial Expenses	(13,562)	(13,203)	3%	(7,683)	77%
Management fee	-	-		(389)	
Equity Results	-	-		-	
Goodwill amortization	(629)	(629)	0%	(628)	0%
Net non-Operating Revenues (Expenses)	613	1,212	-49%	75	717%
Income Before Income Tax and Social Contribution	**34,836**	**26,032**	**34%**	**50,136**	**-31%**
Income Tax and Social Contribution	(7,695)	(6,414)	20%	(17,393)	-56%
Monirity Interest	(99)	(217)	-54%	(404)	-75%
Net Income/Loss for the Year	**27,042**	**19,401**	**39%**	**32,339**	**-16%**
EBITDA	54,156	44,991	20.4%	78,995	-31%
EBITDA Margin	*13.5%*	*14.5%*	-1,0 p.p.	*17.5%*	-4 p.p.


1Q05 Results

Suzano Petroquímica - Parent Company
Income Statement

R$ 000

	1Q05	1Q04	Chg. %	4Q04	Chg. %
Gross Revenues	-	-		-	
Gross Revenues Deductions	-	-		-	
Net Revenues					
Cost of Goods Sold	-	-		-	
Gross Income	-	-		-	
Sales Expenses	-	-		-	
General and Administrative Expenses	(4,421)	(4,027)	10%	(5,837)	-24%
Other Net Operating Revenue (Expenses)	-	-		-	
Activity Result	**(4,421)**	**(4,027)**	**10%**	**(5,837)**	**-24%**
Activity Margin	*n.m.*	*n.m.*		*n.m.*	
Net Financial Revenues (Expenses)	698	(117)	-697%	(974)	-172%
Financial Revenues	1,030	287	259%	230	348%
Financial Expenses	(332)	(404)	-18%	(1,204)	-72%
Equity Results	30,783	23,763	30%	39,290	-22%
Goodwill amortization	(167)	(167)		(167)	
Net non-Operating Revenues (Expenses)	5	-		-	
Income Before Income Tax and Social Contribution	**26,898**	**19,452**	**38%**	**31,923**	**-16%**
Income Tax and Social Contribution	144	-		219	
Monirity Interest	-	-		-	
Net Income/Loss for the Year	**27,042**	**19,452**	**39%**	**32,142**	**-16%**
# of shares	226,695,380	221,195,380		226,695,380	
Income (Loss) per share	0.12	0.09	33%	0.14	-14%